

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via E-mail</u>
Chen Guijun, Chief Financial Officer
GC China Turbine Corp
Guoce Sci. & Tech. Industrial Park, 1 Guoce Road
Miaoshan Economic Development Zone
Jiangxia District, Wuhan 430223
People's Republic of China

> **Re: GC China Turbine Corp**
> **Item 4.01 Form 8-K dated September 21, 2011**
> **Filed September 27, 2011**
> **File No. 001-33442**

Dear Mr. Guijun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated September 21, 2011 and filed September 27, 2011</u>

<u>Item 4.01</u>

1. We note your disclosure in Item 4.01(a)iii(A) where you indicate on September 16, 2011, DTTC received an anonymous e-mail alleging *certain financial matters* which, if true, may have a material impact on your consolidated financial statements. Please amend your Form 8-K item 4.01 and expand your disclosure to describe the nature of each financial matter that may have a material impact on

your financial statements and if known, the time periods it may impact. Refer to Item 304(a)(1)(v) and 304(b) of Regulation S-K.

2. Additionally, please revise your disclosure to state whether you have authorized DTTC to respond fully to the inquires of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore, as required by Item 304(a)1(v) of Regulation S-K (which states to provide the information required by paragraph (a)(1)(iv) of Item 304).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Reviewing Accountant, at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief

cc (via e-mail): Mark C. Lee, Esquire
            Greenberg Traurig LLP